UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40310

INNOVIZ TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

Innoviz Technologies Campus

5 Uri Ariav Street, Bldg. C

Nitzba 300, Rosh HaAin, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The following press release is furnished hereto:

Exhibit No.	Description

99.1	Press Release of Innoviz Technologies Ltd., dated August 5, 2026, titled “Innoviz Reports Second Quarter 2026 Results.”

The financial information included in the condensed consolidated statements of operations, condensed consolidated balance sheets and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-265170 and 333-289554) and Form S-8 (File Nos.333-255511, 333-265169, 333-270416, 333-277852, 333-285758 and 333-292573), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Name: Eldar Cegla
Title: Chief Financial Officer

Date: August 5, 2026